Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262207

PROSPECTUS SUPPLEMENT No. 1
(to prospectus dated January 27, 2022)

Vertical Aerospace Ltd.

242,424,783 ORDINARY SHARES

4,000,000 WARRANTS TO PURCHASE ORDINARY SHARES

———————————

This prospectus supplement amends and supplements the prospectus dated January 27, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-262207). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on January 27, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “EVTL.” On March 25, 2022, the last reported sale price of our ordinary shares as reported on the NYSE was $7.27 per share. Our public warrants are listed on the NYSE under the symbol “EVTLW.” On March 25, 2022, the last reported sale price of our public warrants as reported on NYSE was $0.82 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 28, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

140-142 Kensington Church Street

London, W8 4BN

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director Appointment

On January 27, 2022, upon recommendation of the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”), the Board appointed Dómhnal Slattery to serve as a director of the Company, effective immediately. Mr. Slattery has also been appointed to serve as chairman of the Board, succeeding Stephen Fitzpatrick.

Mr. Slattery is one of the world’s leading aircraft leasing pioneers and has over 30 years of experience in the aircraft leasing industry. Since 2010, Mr. Slattery has served as the Chief Executive Officer of Avolon, a global leader in aircraft leasing and a shareholder of the Company. Mr. Slattery has a track record of establishing and scaling industry leading leasing businesses, rapidly building market-leading aircraft leasing platform including the successful establishment of IAMG, RBS Aviation Capital (now SMBC Aviation) and Avolon through three business cycles – from the early 1990’s to today. Mr. Slattery has received multiple awards that honor his achievement and contribution to the aviation industry, including the award for “Outstanding Contribution to the Aviation Industry” at the Aviation Industry Awards and the Lewis L Glucksman Award for Ethical Leadership for his contribution to aviation, entrepreneurship and the arts from Glucksman Ireland House NYU. Mr. Slattery holds a Bachelor’s degree from University College Galway and completed the Accelerated Development Program from the London Business School.

As of January 27, 2022, Mr. Slattery holds a de minimis stake in the Company’s securities.

On January 27, 2022, the Company issued a press release announcing Mr. Slattery's appointment, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Committee Changes

On January 27, 2022, upon recommendation of the Nominating Committee, the Board appointed (i) Gur Kimchi as a member of the Audit Committee of the Board, (ii) Dómhnal Slattery as a member of the Nominating Committee and to serve as chairperson of the Nominating Committee, succeeding Vincent Casey as a member of the committee, (iii) Kathy Cassidy as a member of the Compensation Committee of the Board (the “Compensation Committee”) and to serve as chairperson of the Compensation Committee, succeeding Stephen Fitzpatrick as a member of the committee, and (iv) Kathy Cassidy as a member of the Certification Committee of the Board.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated January 27, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: January 27, 2022	By:	/s/ Vincent Casey
Vincent Casey
Chief Financial Officer

Exhibit 99.1

Dómhnal Slattery appointed Vertical Chairman

Slattery brings deep aviation and capital markets expertise to Vertical Aerospace Board

London, UK & New York, USA | 27 January 2022 – Vertical Aerospace (“Vertical”) (NYSE: EVTL), a global aerospace and technology company that is pioneering zero emissions aviation, announces the appointment of aviation industry veteran Dómhnal Slattery, as Non-Executive Chairman of Vertical’s board of directors (“Vertical Board”). Dómhnal succeeds Stephen Fitzpatrick as Chairman, who has held the combined role of Chairman & CEO since Vertical listed on the New York Stock Exchange (“NYSE”) in December 2021.

Dómhnal Slattery

Dómhnal has over 30 years’ experience in the global aviation finance industry. He is currently the founding CEO of Avolon, the world’s second largest aircraft leasing company. Dómhnal brings a unique and diverse skillset to the Vertical Board, and the experience to guide the business through the certification and commercialisation of its zero operating emissions eVTOL aircraft, the VX4. That experience includes:

-	A proven track record of scaling businesses through multiple industry cycles, including Avolon, from start-up to a franchise with a balance sheet in excess of $30 billion

-	Experience in private and public markets, leading Avolon’s IPO on the NYSE

-	Deep understanding of the debt and equity capital markets; leading the raise of over $40 billion of debt and equity over the past decade as CEO of Avolon

-	Unparalleled global network across the entire aviation supply chain established over 30 years, including high level relationships with major manufacturers, leasing firms, airlines and financial institutions

-	Recognised as an aviation industry thought leader, providing insights to manufacturers on commercial aircraft development

Dómhnal Slattery remains CEO of Avolon, which is also a customer of, and an investor in, Vertical.

Stephen Fitzpatrick, Vertical Founder and CEO, said: “Dómhnal is an outstanding appointment for Vertical; his proven track record over the last 30 years in aviation finance is unrivalled and he brings senior level relationships with every major organisation across the global aviation industry. Dómhnal’s vision for zero emissions flight will be invaluable for the Vertical Board and its shareholders, and his appointment validates our ambition to lead the eVTOL sector globally.”

Dómhnal Slattery, Vertical Chairman, said: “Vertical is in the vanguard of innovation in the global aviation industry, and I am delighted to have the opportunity to play a central role in its growth and development. Over the past five years, Stephen has assembled an unrivalled team with a vision to revolutionise aviation through zero emissions air travel. I am excited to have the opportunity to deliver that vision and bring to market the VX4, an aircraft that will materially change the face of the transportation sector globally as we transition towards a net zero economy.”

Vertical Board

Following these appointments, the Vertical Board will comprise: Dómhnal Slattery as Non-Executive Chairman; independent Non-Executive Directors Kathy Cassidy and Gur Kimchi; Non-Executive Director Marcus Waley-Cohen; and Executive Directors Stephen Fitzpatrick (Founder & CEO), Vincent Casey (CFO) and Michael Cervenka (President).

Vertical’s Differential Strategy

Vertical has deliberately chosen a differentiated approach to its peer group. Vertical’s focus is on designing, manufacturing, selling, and servicing aircraft. This allows Vertical’s airline partners and other customers to deploy the aircraft as opposed to Vertical developing its own customer-facing operations or ride-share platform. This has enabled Vertical to have what it believes is the largest conditional pre-order book (by value) in the eVTOL industry, of up to 1,350 aircraft worth $5.4 billion from American Airlines, Avolon, Bristow and Iberojet, including pre-order options from Virgin Atlantic and Marubeni, and through Avolon’s placements, airlines JAL and Gol.

Vertical expects its aircraft, the VX4, to be certified by the European Union Aviation Safety Authority (EASA), which it believes to be the highest global certification standard. Consequently, Vertical expects the VX4 will be in commercial operation by the mid-2020s.

- ENDS -

About Dómhnal Slattery

Dómhnal Slattery is the Chief Executive Officer of Avolon with over 30 years’ experience in the aircraft leasing industry. As founding CEO, Dómhnal has built Avolon to the second largest global leader in aircraft leasing through a period of private equity ownership, a successful listing on the NYSE; and, a take private with Bohai Leasing.

As of December 31st 2021, Avolon has an owned, managed and committed fleet of 824 aircraft, with 150 customers across 62 countries.

He began his aviation financing career with Guinness Peat Aviation (GPA) and GECAS. In 1994, he established his own aircraft advisory and investment banking services company, International Aviation Management Group (IAMG) which was acquired by The Royal Bank of Scotland Group in 2001. Dómhnal was Chief Executive of this business from 2001 to 2004 and went on to become Managing Director of the Structured Asset Finance business (today SMBC Aviation) for the Royal Bank of Scotland Group. He founded Avolon in May 2010 with $1.4bn of capital, including private equity funding of $750m.

About Vertical Aerospace

Vertical Aerospace is pioneering electric aviation. Vertical was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the Ovo Group, a leading energy and technology group and Europe’s largest independent energy retailer. Over the past five years, Vertical has focused on building one of the most experienced and senior teams in the eVTOL industry, who between them have decades of engineering experience and have certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical’s top-tier partner ecosystem is expected to de-risk operational execution and its pathway to certification allows for a lean cost structure and enable production at scale. Vertical has received conditional pre-orders for a total of up to 1,350 aircraft from American Airlines, Avolon, Bristow and Iberojet, which includes conditional pre-order options from Virgin Atlantic and Marubeni, and through Avolon’s placements with airlines JAL and Gol, and in doing so, is creating multiple potential near term and actionable routes to market.

Vertical’s ordinary shares listed on the NYSE in December 2021 under the ticker “EVTL”. Find out more: www.vertical-aerospace.com

About the VX4 eVTOL Aircraft

The four passenger, one pilot VX4 is projected to have speeds up to 200mph, a range over 100 miles, near silent when in flight, zero operating emissions and low cost per passenger mile. The VX4 is expected to open up advanced air mobility to a whole new range of passengers and transform how we travel. Find out more: vertical-aerospace.com

Vertical Media Kit

Including headshot of Dómhnal Slattery available here

For more information:

Media

Samuel Emden

nepeanverticalteam@nepean.co.uk

+44 7816 459 904

Investors

Eduardo Royes

investors@vertical-aerospace.com

+1 (646) 200-8871

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the certification and the commercialization of the VX4, the differential strategy compared to its peer group, and the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, Vertical’s limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; Vertical’s history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected; the potential inability of Vertical to obtain the necessary certifications on the timelines projected; the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements; the impact of COVID-19 on Vertical’s business; as a foreign private issuer and intend to follow certain home country corporate governance rules, Vertical not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in Vertical's prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on December 1, 2021, as such factors may be updated from time to time in Vertical’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.